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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Look Media, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

690337 10 0
(CUSIP Number)

Reverge Anselmo
Seven Hills Pictures, LLC
1041 North Formosa Avenue
West Hollywood, California 90046
Telephone: (323) 850-3886
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 25, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seven Hills Pictures, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER 15,057,992*

	9.	SOLE DISPOSITIVE POWER 4,672,421*

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,057,992*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.7%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5.

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Reverge Anselmo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER 15,057,992*

	9.	SOLE DISPOSITIVE POWER 4,672,421*

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,057,992*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.7%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*See Item 5.

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 4 of 15 Pages

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.001 par value per share (“Common Stock”), of First Look Media, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 8000 Sunset Boulevard, Penthouse E, Los Angeles, California 90046.

Item 2. Identity and Background

     This statement is filed on behalf of Seven Hills Pictures, LLC (“Seven Hills”) and Reverge Anselmo. Seven Hills and Mr. Anselmo are sometimes collectively referred to herein as the “Reporting Persons.” This statement constitutes Amendment No. 1 to the Reporting Persons’ Schedule 13D filed previously with respect to their beneficial ownership of Common Stock.

     Seven Hills is an independent motion picture producer. Mr. Anselmo is the sole member and manager of Seven Hills. The business address of Seven Hills and Mr. Anselmo is 1041 North Formosa Avenue, West Hollywood, California 90046.

     Seven Hills is a limited liability company organized under the laws of the State of Connecticut. Mr. Anselmo is a United States citizen.

     Neither of the Reporting Persons has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining the Reporting Person from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On May 20, 2002, Seven Hills and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to sell to Seven Hills, and Seven Hills agreed to purchase, various securities and instruments of the Issuer. On June 25, 2002, the transactions contemplated by the Purchase Agreement were completed (the “Closing”). The following discussion and the discussions elsewhere in this statement include a summary of the material terms of the Purchase Agreement and the other agreements filed as exhibits to this statement. These are summary discussions only, and are qualified in their entirety by reference to the complete agreements.

     At the Closing, Seven Hills purchased from the Issuer the following (the “Securities”):

•	2,630,340 shares (the “Purchased Shares”) of Common Stock.

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 5 of 15 Pages

•	A warrant (the “Regular Warrant”) to purchase 881,137 shares of Common Stock.

•	A separate warrant (the “Note Warrant”) to purchase 291,285 shares of Common Stock.

•	A Secured Convertible Promissory Note of the Issuer and First Look/Seven Hills LLC, a Delaware limited liability company (the “LLC”), in the principal amount of $2,000,000 (the “Note”), which is convertible into shares of Common Stock.

     The aggregate purchase price of the Purchased Shares, the Regular Warrant and the Note Warrant was $6,050,000. The purchase price of the Note was $2,000,000. Seven Hills paid such amounts out of its available working capital and from capital contributions to be made to it by Mr. Anselmo out of his personal funds.

Item 4. Purpose of Transaction

     Seven Hills acquired the Securities described in Item 3 primarily for investment purposes. In connection with the Purchase Agreement, Seven Hills and the Issuer also jointly formed the LLC for the purpose of facilitating a Film Marketing and Distribution Agreement entered into at the Closing among the Issuer, Seven Hills and the LLC. Seven Hills and the Issuer each has contributed $2,000,000 to the capital of the LLC, which will be used exclusively to fund the cost of prints and advertising and other costs of marketing and distributing motion pictures selected by Seven Hills and the Issuer on an alternating basis. Under the terms of the Film Marketing and Distribution Agreement, the LLC will be entitled to recoup these expenditures out of revenues from the U. S. theatrical distribution of the motion pictures and letters of credit to be furnished by the Issuer and Seven Hills under the terms of the Film Marketing and Distribution Agreement. To the extent these revenues are insufficient to enable the LLC to recoup the funds used to pay marketing and distribution costs associated with a designated motion picture, the party that designated the motion picture for distribution will be obliged under the terms of the Film Marketing and Distribution Agreement and the LLC’s limited liability company agreement to contribute additional capital to the LLC to replenish such funds.

     The Reporting Persons may in the future undertake one or more of the actions set forth below:

•	Either or both of the Reporting Persons may acquire additional shares of Common Stock from time to time in the market or in private transactions.

•	In connection with the Purchase Agreement, at the Closing Seven Hills and the Issuer entered into an Investor Rights Agreement pursuant to which Seven Hills is entitled to designate two persons for appointment or election as directors of the Issuer. As described in Item 5, at the Closing Seven Hills also entered into an Amended and Restated Voting Agreement with the Issuer and certain current stockholders of the Issuer under which Seven Hills and such stockholders agree to vote the shares of Common Stock owned by them for the election as directors of

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 6 of 15 Pages

the persons designated by Seven Hills and such stockholders as set forth in the Amended and Restated Voting Agreement.

•	The Note acquired at the Closing by Seven Hills is nonrecourse as to the Issuer as to payment of the principal amount of (but not interest on) the Note, except to the extent of the collateral security afforded by the Issuer under the terms of a Pledge and Security Agreement entered into at the Closing by the Issuer in favor of Seven Hills. Under the Pledge and Security Agreement, the Issuer pledged its membership interest in the LLC as collateral security for repayment of the Note.

•	The Note also is secured by a security interest in all of the assets of the LLC under the terms of a Security Agreement entered into at the Closing by the LLC in favor of Seven Hills.

•	The Note is convertible, in whole or in part, at any time at Seven Hills’ election into shares of Common Stock at an initial conversion price of $2.30 per share, which price will be subject to adjustment in the event of a stock split, reverse stock split, reclassification, merger or reorganization or similar event involving the Issuer. The Issuer also may cause the Note to be converted, in whole or in part, at any time if the closing bid price of the Common Stock equals or exceeds $2.30 per share during the 20-trading days prior to the Issuer’s conversion notice.

•	The Regular Warrant acquired at the Closing by Seven Hills is exercisable at any time on or before June 25, 2007 for the purchase of shares of Common Stock at an initial exercise price of $3.40 per share, which price will be subject to adjustment in the event of a stock split, reverse stock split, reclassification, reorganization or similar event involving the Issuer, or in the event the Issuer sells or issues (subject to certain exceptions) shares of Common Stock at a price less than the exercise price of the Regular Warrant at any time during the 30-month period following the Closing.

•	The Note Warrant acquired at the closing by Seven Hills is identical in all respects to the Regular Warrant, but it is not currently exercisable, and will become exercisable only if and to the extent that the Note is converted into shares of Common Stock as described above.

•	Under the terms of the Purchase Agreement, as long as the Note is outstanding Seven Hills will have the right (subject to certain exceptions) to participate in future issuances of securities by the Company for cash to the extent necessary to preserve Seven Hills’ percentage ownership of Common Stock.

     Other than as described above, and except that Mr. Anselmo in the future may be granted options to purchase shares of Common Stock under the Issuer’s stock option plans for serving as a director of the Issuer, none of the Reporting Persons has any agreements to acquire any additional shares of Common Stock at this time.

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 7 of 15 Pages

     Seven Hills currently intends to designate Mr. Anselmo for appointment or election as a director of the Issuer pursuant to Seven Hills’ right to do so under the Investor Rights Agreement. If Mr. Anselmo becomes a director, as a director, he will be involved in making material business decisions regarding the Issuer’s policies and practices. Notwithstanding the foregoing, except as discussed above and in the ordinary course of Mr. Anselmo’s possible service as a director of the Issuer, the Reporting Persons do not have any plans or proposals to:

•	Effect any material change in the present capitalization or dividend policy of the Issuer.

•	Cause any other material change in the Issuer’s business or corporate structure.

•	Cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer’s by any person.

•	Cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an interdealer quotation system of a registered national securities association.

•	Cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

•	Take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

     Pursuant to the Purchase Agreement, at the Closing the Purchaser purchased the Purchased Shares, the Regular Warrant, the Note Warrant and the Note as described in Item 3, which information is incorporated herein by reference. As a result, Seven Hills owns, of record, the 2,630,434 Purchased Shares. Seven Hills also is deemed to own the 881,137 shares of Common Stock issuable upon the exercise of the Regular Warrant, the 291,285 shares of Common Stock issuable upon exercise of the Note Warrant (but only to the extent the Note Warrant becomes exercisable upon the conversion of the Note) and the 869,565 shares of Common Stock issuable upon the conversion of the Note, or a total of 4,672,421 shares, including the Purchased Shares. The Reporting Persons have sole dispositive power over all of the foregoing shares. Based upon 11,909,139 shares of Common Stock outstanding as of June 24, 2002, the total of 4,672,421 shares of Common Stock over which the Reporting Persons have sole dispositive power represents approximately 28.2% of the Issuer’s outstanding Common Stock assuming the exercise in full of the Regular Warrant and the Note Warrant and conversion in full of the Note.

     Mr. Anselmo does not own, of record, any shares of Common Stock. He is the sole member and manager of Seven Hills and, as such, has the sole power to direct the disposition (and, subject to the terms of the Amended and Restated Voting Agreement referred to below, voting) of the shares of Common Stock owned beneficially by Seven Hills as described above.

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 8 of 15 Pages

     The Issuer previously was party to a Voting Agreement, dated as of June 20, 2000, by and among the Issuer, Rosemary Street Productions, LLC (“Rosemary”), Robert Little, Ellen Little (together with Robert Little, referred to as the “Littles”), MRCo., Inc., Christopher J. Cooney (“C. Cooney”), Jeffrey Cooney (“J. Cooney”) and Wharton Capital Partners, Ltd. (“Wharton”) relating to the voting of shares of Common Stock owned by the parties. At the Closing, the Issuer and the other parties to the Voting Agreement entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”) with Seven Hills which supersedes the prior Voting Agreement and which provides that:

•	So long as Robert Little is employed as President of the Issuer or the Littles own 5% or more of the Issuer’s “Voting Securities” (as defined), each of Rosemary, Wharton and Seven Hills will use its best efforts to nominate and vote for Mr. Little to serve as a member of the Issuer’s board of directors and will not vote its “Voting Securities” to remove Robert Little as a director, except for “cause” (as defined).

•	So long as C. Cooney and J. Cooney own, in the aggregate, directly or indirectly, 5% or more of the Issuer’s “Voting Securities,” each the Littles, Rosemary, Wharton and Seven Hills will use its best efforts to nominate and vote for C. Cooney and J. Cooney to serve as members of the Issuer’s board of directors and will not vote its “Voting Securities” to remove C. Cooney or J. Cooney as a director, except for “cause.”

•	So long as MRCo., Inc. owns 5% or more of the Issuer’s “Voting Securities,” each of the Littles, Rosemary, Wharton and Seven Hills will use its best efforts to nominate and vote for a designee of MRCo., Inc. to serve as a member of the Issuer’s board of directors and will not vote its “Voting Securities” to remove such designee as a director, except for “cause.”

•	So long as Seven Hills owns 5% or more of the Issuer’s “Voting Securities,” each of the Littles, Rosemary and Wharton will use its best efforts to nominate and vote for two individuals designated by Seven Hills to serve as members of the Issuer’s board of directors and will not vote its “Voting Securities” to remove such designees as directors, except for “cause.”

Other than as described above with respect to the voting of Seven Hills’ shares of Common Stock in the election of directors of the Issuer, the Reporting Persons have no understanding or agreement with the parties to the Amended and Restated Voting Agreement, or any other person, with respect to the to voting of shares of Common Stock.

     Exhibit 2 to this statement sets forth the beneficial ownership of shares of Common Stock by the parties to the Amended and Restated Voting Agreement based upon information publicly available with respect to such ownership. The information in Exhibit 2 is incorporated herein by reference. By virtue of the Amended and Restated Voting Agreement, Seven Hills may be deemed to share with the other parties to the Amended and Restated Voting Agreement the direct

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 9 of 15 Pages

or indirect power to vote, or to direct the voting of, all of the shares of Common Stock subject to the Amended and Restated Voting Agreement. The Reporting Persons, however, have no direct or indirect power to dispose of, or direct the disposition of, such shares of Common Stock or vote, or direct the voting of, such shares other than as provided in the Amended and Restated Voting Agreement, and nothing contained in this statement is to be construed as an admission that either of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, or otherwise, the beneficial owner of any of the shares of Common Stock owed beneficially by the other parties to the Amended and Restated Voting Agreement.

     As shown on Exhibit 2 to this Statement, the total number of shares of Common Stock subject to the Amended and Restated Voting Agreement is 15,057,992, including shares that may be acquired by the parties thereto pursuant to options, warrants and convertible securities. This represents 93.7% of the Issuer’s outstanding Common Stock assuming the exercise in full of all option and warrants and conversion in full of all convertible securities owned beneficially by the parties to the Amended and Restated Voting Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     On May 20, 2002, Seven Hills and the Issuer entered into the Purchase Agreement. The Closing of the transactions contemplated by the Purchase Agreement occurred on June 25, 2002. At the Closing:

•	Seven Hills purchased the regular Warrant, the Note Warrant and the Note, which is secured by the Pledge and Security Agreement from the Issuer and the Security Agreement from the LLC in favor of Seven Hills, all as described in Item 4, which information is incorporated herein by reference.

•	Seven Hills and the Issuer jointly formed the LLC and entered into the Film Marketing and Distribution Agreement as described in Item 4, which information is incorporated herein by reference.

•	Seven Hills, the Issuer and certain shareholders of the Issuer entered into the Amended and Restated Voting Agreement as described in Item 5, which information is incorporated herein by reference.

•	Seven Hills and the Issuer entered into the Investor Rights Agreement described below.

     The Securities were acquired by Seven Hills in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and, as such, may not be offered for sale, sold or otherwise transferred by Seven Hills, except pursuant to an effective registration statement under the Securities Act or an available exemption from registration. Under an Investor Rights Agreement between the Issuer and Seven Hills entered into at the Closing, the Issuer granted Seven Hills certain rights to require the Issuer to register under the Securities Act the Purchased Shares and the shares of Common Stock issuable upon the exercise

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 10 of 15 Pages

of the Regular Warrant and the Note Warrant and conversion of the Note. Among other things, Seven Hills will have the one-time right to demand the registration of such shares after June 25, 2004, and the right on two occasions to require such shares to be registered on Form S-3, assuming the Issuer becomes eligible to use Form S-3 for this purpose. Seven Hills also will have so-called piggyback registration rights with respect to such shares.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement.

2.	Schedule of Share Ownership.

3.	Securities Purchase Agreement, dated as of May 20, 2000 (the “Purchase Agreement”), without exhibits, between the Issuer and Seven Hills (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 29, 2002).

4.	First Amendment to Securities Purchase Agreement, without exhibits, between the Issuer and Seven Hills (incorporated by reference to Exhibit 10.28(a) to the Company’s Current Report on Form 8-K filed on July 1, 2002 (the “July 8-K”)).

5.	Warrant (Regular) to purchase 881,137 shares of Common Stock (incorporated by reference to Exhibit 4.7 to the July 8-K).

6.	Warrant (Note) to purchase 291,285 shares of Common Stock (incorporated by reference to Exhibit 4.8 to the July 8-K).

7.	Secured Convertible Promissory Note, dated June 25, 2002, of the Issuer and First Look/Seven Hills LLC in the principal amount of $2,000,000 (incorporated by reference to Exhibit 10.29 to the July 8-K).

8.	Pledge and Security Agreement, dated June 25, 2002, from the Issuer in favor of and Seven Hills (incorporated by reference to Exhibit 10.30 to the July 8-K).

9.	Security Agreement, dated June 25, 2002, from First Look/Seven Hills LLC in favor of Seven Hills (incorporated by reference by Exhibit 10.30(a) to the July 8-K).

10.	Investor Rights Agreement, dated June 25, 2002, between the Issuer and Seven Hills (incorporated by reference to Exhibit 10.31 to the July 8-K).

11.	Limited Liability Company Agreement, dated June 25, 2002, of First Look/Seven Hills LLC (incorporated by reference to Exhibit 10.32 to the July 8-K).

12.	Film Marketing and Distribution Agreement, dated June 25, 2002, among First Look/Seven Hills LLC, the Issuer and Seven Hills (incorporated by reference to Exhibit 10.33 to July 8-K).

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 11 of 15 Pages

13.	Amended and Restated Voting Agreement, dated June 25, 2002, among the Issuer, Seven Hills, Rosemary Street Productions, LLC, MRCo., Inc., Christopher J. Cooney, Jeffrey Cooney, Wharton Capital Partners, Ltd., Robert Little and Ellen Little (incorporated by reference to Exhibit 10.34 to the July 8-K).

SCHEDULE 13D/A

CUSIP NO. 690337 10 0	Page 12 of 15 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2002	SEVEN HILLS PICTURES, LLC

	By:	/s/ Reverge Anselmo
Name: Reverge Anselmo Title: Manager

Dated: July 2, 2002	/s/ Reverge Anselmo
REVERGE ANSELMO